SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       Intek Diversified Corporation
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)


                                 458134103
                               (CUSIP Number)


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                         Peter S. Kolevzon,  Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                May 1, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   /X/


                                 Page 1

                     Exhibit Index appears on page 10
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                               SCHEDULE 13D

CUSIP No.   458134103                                     Page 2
_________________________________________________________________
1)  NAME OF REPORTING PERSON          OCTAGON INVESTMENTS LIMITED

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          NA
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) /_/
                                                  (b) SEE ITEM 5
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
                                                               OO
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              /_/
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         GUERNSEY
_________________________________________________________________
    NUMBER        7)  SOLE VOTING POWER
    OF                                       690,000 (See Item 5)
    SHARES        _______________________________________________
    BENEFICIALLY  8)  SHARED VOTING POWER
    OWNED BY                                                 -0-
    EACH          _______________________________________________
    REPORTING     9)  SOLE DISPOSITIVE POWER
    PERSON                                   690,000 (See Item 5)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                                                              -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON
                                             690,000 (See Item 5)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                              /_/
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            7.74%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
                                                               CO
_________________________________________________________________
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                               SCHEDULE 13D

CUSIP No.   458134103                                      Page 3
_________________________________________________________________
1)  NAME OF REPORTING PERSON                      THE CEDAR TRUST

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          NA
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) /_/
                                                  (b) SEE ITEM 5
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
                                                               OO
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              /_/
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                                         BERMUDA
_________________________________________________________________
    NUMBER        7)  SOLE VOTING POWER
    OF                                       690,000 (See Item 5)
    SHARES        _______________________________________________
    BENEFICIALLY  8)  SHARED VOTING POWER
    OWNED BY                                                 -0-
    EACH          _______________________________________________
    REPORTING     9)  SOLE DISPOSITIVE POWER
    PERSON                                   690,000 (See Item 5)
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                                                              -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON
                                             690,000 (See Item 5)
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                              /_/
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            7.74%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
                                                               OO
_________________________________________________________________
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                               Schedule 13D


Item 1.  Security and Issuer.

         This class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Shares"), of Intek Diversified Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5800 West Jefferson Boulevard, Los Angeles, California 90016.

Item 2.  Identity and Background.

         (a) - (c), (f) The Shares that are the subject of this Statement are owned by Octagon Investments Limited ("Octagon
Investments").

          This Statement is being filed by Octagon Investments and The Cedar Trust (the "Trust"). Octagon Investments and the
Trust are collectively referred to in this Statement as the "Reporting Persons."

         Octagon Investments is a company incorporated under the laws of Guernsey. Its principal business is securities investment and trading, and the address of its principal business and principal office is LaTourgand House, Lower Pollet, St. Peter
Port, Guernsey, Channel Islands GY1 4EA.

         The Trust is a private, irrevocable trust established under the laws of Bermuda. The trustees (the "Trustees") of the Trust are Jonathan M. Smith and John B. Ludden. The address of the principal business and principal office of the Trust is c/o M.L.H. Quin & Co., Bermuda Commercial Bank Building, 44 Church Street, Hamilton HM12, Bermuda. The Trustees disclaim any beneficial ownership of Shares.

         Octagon Investments is a 100% owned subsidiary of Octagon Group Limited ("Octagon Group"), a company incorporated under the laws of Guernsey. Octagon Group's principal business is to act as a holding company. The address of the principal business and principal office of Octagon Group is PO Box 112, Pollet House, Lower Pollet, St. Peter Port, Guernsey, Channel Islands GY1 4EA.

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         Octagon Group is  wholly owned by Harbour Finance
Limited ("Harbour Finance"), a company incorporated under the laws of Bermuda. Harbour Finance acts as a nominee for the benefit of the Trust and other persons. The address of the principal business and principal office of Harbour Finance is c/o M.L.H. Quin & Co, Bermuda Commercial Bank Building, 44 Church Street, Hamilton HM12, Bermuda. Harbour Finance holds all of the outstanding capital stock of Octagon Group as nominee for the Trust. Harbour Finance disclaims any beneficial ownership of Shares.

         The name, residence or business address, present principal occupation or employment and citizenship (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Octagon Investments, Octagon Group and Harbour Finance are set forth on Schedule I annexed hereto, which is hereby incorporated herein by reference.


Item 3.  Source and Amount of Funds or Other Consideration.

         The funds used or to be used in making purchases of the Shares were or will be borrowed by Octagon Investments pursuant to a Facility Agreement, dated September 23, 1993 (the "Facility Agreement"), between Octagon Investments and Extra Clearing B.V., a company incorporated under the laws of the Netherlands ("Extra Clearing"). The foregoing description of the Facility Agreement is qualified in its entirety by reference to the copy thereof filed herewith as Exhibit 2, which is hereby incorporated herein by reference.

         On March 31, 1995, Extra Clearing and Simmonds Communications Ltd., a company incorporated under the laws of British Columbia, Canada ("Simmonds"), entered into an Option Agreement (the "Option Agreement"), pursuant to which Simmonds granted to Extra Clearing, as the agent and for the benefit of Octagon Investments, an option (the "Options") to purchase up to 890,000 Shares. Options with respect to 436,000 of these Shares were immediately exercisable. Options with respect to the remaining 454,000 Shares become exercisable on June 29, 1995.
The purchase price for the Option Agreement was $890,000. The exercise price of the Options is $1.50 per Share. The $890,000 used to purchase the Option Agreement, and the funds used to pay the exercise price of those Options that have been exercised or will be exercised thereunder, were or will be borrowed from Extra Clearing pursuant to the Facility Agreement. Extra Clearing disclaims any beneficial ownership of Options or Shares. The foregoing description of the Option Agreement is qualified in its

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entirety by reference to the copy thereof filed herewith as
Exhibit 3, which is hereby incorporated herein by reference.

         See Item 5.


Item 4.  Purpose of Transaction.

         The Shares were and will be acquired for investment purposes.

         Octagon Investments may acquire additional Shares, whether upon the exercise of Options under the Option Agreement or otherwise, or options to purchase Shares, or other securities of the Issuer. Octagon Investments has sold Shares acquired upon the exercise of Options. See Item 5. Depending upon market conditions and other relevant economic factors, Octagon Investments may sell or otherwise dispose of any or all of the securities of the Issuer that it beneficially owns.

         Except as set forth herein, neither of the Reporting
Persons has any present plans or proposals that would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 27, 1995, the Reporting Persons beneficially own 690,000 Shares, equal to 7.74% of the Shares outstanding (based on 8,916,449 Shares outstanding as of April 30, 1995 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995). Since April 27, 1995, 400,000 Shares were purchased upon the exercise of Options under the Option Agreement, as described below. Of these Shares, an aggregate of 200,000 Shares were sold. See Item 5(c). As of June 27, 1995, of the Shares beneficially owned by the Reporting Persons, 200,000 Shares are held by Extra Clearing as the agent and for the benefit of Octagon Investments and 490,000 Shares remain subject to, and may be acquired by Exchange Clearing as the agent and for the benefit of Octagon Investments upon the exercise of Options under, the Option Agreement:

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No. of Shares Purchased            Date            Per Share
under Option Agreement          Purchased        Purchase Price
- -----------------------         ---------        --------------

   35,000                    April 27, 1995         $  1.50

  200,000                    May 17, 1995              1.50

  107,000                    June 1, 1995              1.50

   58,000                    June 19, 1995             1.50

         (b) The Reporting Persons have sole voting and dispositive power over the Shares beneficially owned by them.

         (c) During the past sixty days, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto or the Trustees has purchased or sold any Shares, except as described above in Item 4 and Item 5(a) and except that Extra Clearing as the agent and for the benefit of Octagon Investments has sold Shares in the NASDAQ National Market System as described below:

                                                     Per Share
No. of Shares Sold          Date Sold               Sales Price*
- ------------------          ---------               -----------

  5,000                    April 19, 1995             $ 4.50

  7,500                    April 28, 1995               5.1875

  5,000                    May 30, 1995                 8.25

 20,500                    May 31, 1995                 8.00

  2,500                    May 31, 1995                 7.75

  3,800                    June 1, 1995                 8.375

 25,000                    June 2, 1995                 8.375

  7,700                    June 6, 1995                 9.00

  5,000                    June 6, 1995                 9.25

  5,000                    June 6, 1995                 9.375

  1,500                    June 6, 1995                 9.50

  2,300                    June 6, 1995                 9.5625

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                                                     Per Share
No. of Shares Sold          Date Sold               Sales Price*
- ------------------          ---------               -----------

 23,500                    June 12, 1995                9.625

 26,500                    June 12, 1995                9.875

 10,000                    June 14, 1995                9.75

  4,500                    June 14, 1995                9.5625

 19,500                    June 15, 1995                9.75

    500                    June 15, 1995                9.1875

 10,000                    June 19, 1995               10.125

 10,000                    June 20, 1995               10.125

  4,700                    June 23, 1995               10.125

                                                    * Before
                                                    Commissions

         (d)  Not applicable

         (e)  Not applicable


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          In connection with the Facility Agreement, and to secure amounts outstanding thereunder, Octagon Investments entered into a Security Agreement, dated September 23, 1993 (the "Security Agreement"), in favor of Extra Clearing pursuant to which Octagon Investments pledged and granted a first fixed charge to Extra Clearing over all securities acquired by Extra Clearing as the agent and for the benefit of Octagon Investments with proceeds of advances under the Facility Agreement.

          In connection with the Option Agreement, Simmonds and Extra Clearing entered into a pledge agreement (the "Pledge Agreement") with The R-M Trust Company ("R-M"), as trustee, pursuant to which Simmonds pledged 890,000 Shares in support of Simmonds' obligations under the Option Agreement.

          In connection with the Option Agreement and the Pledge
Agreement, Simmonds, Extra Clearing and Davies, Ward & Beck
("DWB") entered into an Escrow Agreement, dated March 31, 1995

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(the "Escrow Agreement"), pursuant to which DWB agreed to hold in escrow $890,000 payable to Simmonds for the Option Agreement.

          The Pledge Agreement and the Escrow Agreement were amended on April 10, 1995 pursuant to a letter agreement (the
"Amendment Agreement") among Simmonds, Extra Clearing, DWB and
R-M.

          The foregoing descriptions of the Security Agreement, Pledge Agreement, Escrow Agreement and Amendment Agreement are qualified in their entirety by reference to the copies thereof filed herewith as Exhibits 4, 5, 6 and 7, respectively, which are hereby incorporated herein by reference.

          Except as described in Items 2 and 3 and this Item 6, there are no contracts, arrangements, understandings or relationships among the persons described in Item 2 and between such persons and any other person with respect to any securities of the Issuer of a type required to be disclosed pursuant to Item 6 of Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 --   Agreement of joint filing pursuant to Rule
                    13d(1)-f.

     Exhibit 2 --   Facility Agreement dated September 23, 1993
                    between Extra Clearing B.V. ("Extra
                    Clearing") and Octagon Investments Limited
                    ("Octagon Investments").

     Exhibit 3 --   Option Agreement dated March 31, 1995 between
                    Simmonds Communications Ltd. ("Simmonds") and
                    Extra Clearing.

     Exhibit 4 --   Security Agreement dated September 23, 1993
                    by Octagon Investments for the benefit of Extra Clearing.

     Exhibit 5 --   Pledge Agreement dated March 31, 1995 among
                    Simmonds, Extra Clearing and The R-M Trust
                    Company ("R-M").

     Exhibit 6 --   Escrow Agreement dated March 31, 1995 among
                    Simmonds, Extra Clearing and Davis, Ward &
                    Beck ("DWB").

     Exhibit 7 --   Letter Agreement dated April 10, 1995 among
                    Simmonds, Extra Clearing, R-M and DWB.

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                               EXHIBIT INDEX


Exhibit                  Description
- -------                  -----------

1                 Agreement of joint
                  filing pursuant to Rule
                  13d(1)-f.

2                 Facility Agreement dated
                  September 23, 1993
                  between Extra Clearing
                  B.V. ("Extra Clearing")
                  and Octagon Investments
                  Limited ("Octagon
                  Investments").

3                 Option Agreement dated
                  March 31, 1995 between
                  Simmonds Communications
                  Ltd. ("Simmonds") and
                  Extra Clearing.

4                 Security Agreement dated
                  September 23, 1993 by
                  Octagon Investments for
                  the benefit of Extra
                  Clearing.

5                 Pledge Agreement dated
                  March 31, 1995 among
                  Simmonds, Extra Clearing
                  and The R-M Trust
                  Company ("R-M").

6                 Escrow Agreement dated
                  March 31, 1995 among
                  Simmonds, Extra Clearing
                  and Davies, Ward & Beck
                  ("DWB").

7                 Letter Agreement dated
                  April 10, 1995 among
                  Simmonds, Extra
                  Clearing, R-M and DWB.

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                                SCHEDULE I

A.   Executive officers and directors of Octagon Investments
Limited and Octagon Group Limited:

                                 Name, Address and
                  Principal      Principal Business
Name and Address  Occupation     of Employer          Citizenship
- ----------------  ----------      ------------------  ----------
Paul R. Phibbs    Company        Wilde & Co.          United
c/o Wilde & Co.   Administrator/ Corporate Services   Kingdom
Corporate         Fiduciary      Limited, a company
Services                         providing corporate
Limited                          advisory and fidu-
                                 ciary services,
                                 Pollet House, Lower
                                 Pollet, St. Peter
                                 Port, Guernsey,
                                 Channel Islands
                                 GY1 4EA

Kevin P. Robert   Company        Wilde & Co.          United
c/o Wilde & Co.   Administrator/ Corporate Services   Kingdom
Corporate         Fiduciary      Limited, a company
Services                         providing corporate
Limited                          advisory and fidu-
                                 ciary services,
                                 Pollet House, Lower
                                 Pollet, St. Peter
                                 Port, Guernsey,
                                 Channel Islands
                                 GY1 4EA

Jonathon N.       Company        Wilde & Co.          United
  Le Conte        Administrator/ Corporate Services   Kingdom
c/o Wilde & Co.   Fiduciary      Limited, a company
Corporate                        providing corporate
Services                         advisory and fidu-
Limited                          ciary services,
                                 Pollet House, Lower
                                 Pollet, St. Peter
                                 Port, Guernsey,
                                 Channel Islands
                                 GY1 4EA

Bernard A.E.      Investment     Octagon Invest-      United
  Saunders        Manager        ments Limited        Kingdom
Le Friquet                       (See Item 2)
Les Baissieres
Castel, Guersney
Channel Islands
GY5 7RA
                              Page 11
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B.  Executive officers and directors of Harbour Finance Limited:

                                Name, Address and
                    Principal   Principal Business
Name and Address    Occupation  of Employer           Citizenship
- ----------------    ----------    ------------------  ----------

Maxwell L.H. Quin   Attorney    M.L.H. Quin & Co.,    United
c/o M.L.H. Quin                 Attorneys, Bermuda    Kingdom
  & Co.                         Commercial Building
                                44 Church Street
                                Hamilton, HM 12
                                Bermuda

Jonathon M. Smith   Attorney    M.L.H. Quin & Co.,    United
c/o M.L.H. Quin                 Attorneys, Bermuda    Kingdom
  & Co.                         Commercial Building
                                44 Church Street
                                Hamilton, HM 12
                                Bermuda

John B. Ludden      Attorney    M.L.H. Quin & Co.,    United
c/o M.L.H. Quin                 Attorneys, Bermuda    Kingdom
  & Co.                         Commercial Building
                                44 Church Street
                                Hamilton, HM 12
                                Bermuda

Douglas Molyneux    Attorney    M.L.H. Quin & Co.,    United
c/o M.L.H. Quin                 Attorneys, Bermuda    Kingdom
  & Co.                         Commercial Building
                                44 Church Street
                                Hamilton, HM 12
                                Bermuda


















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                             SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 27, 1995


                              OCTAGON INVESTMENTS LIMITED


                              By:  /s/  Bernard A.E. Saunders
                                   --------------------------
                                   Signature



                                  Bernard A.E. Saunders, Chairman
                                  -------------------------------
                                             Name/Title


                              THE CEDAR TRUST

                              By:  /s/  J.M. Smith
                                   --------------------------
                                   Signature



                                       J.M. Smith, Trustee
                                  -------------------------------
                                             Name/Title


                              By:  /s/  John Ludden
                                   --------------------------
                                   Signature



                                       John Ludden, Trustee
                                  -------------------------------
                                             Name/Title

                              Page 13

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